WATER – our daily elixir of life



2007

SHAREHOLDER-INFORMATION
for the 1st half year

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

Dear shareholders,

Sales Development:
+12.0% to €195.2 million

In the first half of the 2007 financial year, the BWT Group increased its consolidated sales by 12% from € 174.2 million to € 195.2 million. In the second quarter, the previous year's value of € 91.6 million was exceeded by 15.7% and consolidated sales of € 106.0 million were achieved.

All segments contributed to this positive development. The BWT Group thus further strengthened its leading role in the European water treatment market.

The development of the individual business segments was as follows:

Segment (Values in € 1,000s)	1-6 / 2007	1-6 / 2006	+ / - %
Austria / Germany	81,361	71,276	+14.1%
France / Benelux	49,526	46,389	+6.8%
Scandinavia	20,752	20,320	+2.1%
Italy / Spain	16,923	16,166	+4.7%
Switzerland / Others	26,619	20,073	+32.6%
BWT Group	**195,181**	**174,224**	**+12.0%**

Segment (Values in € 1,000s)	4-6 / 2007	4-6 / 2006	+ / - %
Austria / Germany	45,762	38,560	+18.7%
France / Benelux	25,686	23,141	+11.0%
Scandinavia	11,296	10,822	+4.4%
Italy / Spain	8,607	8,165	+5.4%
Switzerland / Others	14,621	10,893	+34.2%
BWT Group	**105,972**	**91,581**	**+15.7%**

The Switzerland / Others segment confirmed its above-average growth rate with a plus of 32.6% in the first half of the year; the Austria / Germany region performed well with a plus of 14.1% and France / Benelux achieved accumulated growth of 6.8% following a weaker first quarter. In Scandinavia, below-average growth of 2.1% was reported; a double-figure sales increase in Denmark and Sweden was counteracted by a decline in sales in Norway. The Italy / Spain segment is characterized by solid growth and a continued above-average contribution to operating income, even if a slight decline in sales was recorded in Spain in the first half of the year.

In addition to the creation of the "Point-of-Use" business, Asia and Eastern Europe represent particular focal points for the BWT growth strategy. In the first half of 2007, sales in Eastern Europe increased by 48.4% from € 9.4 million in the previous year to € 14.0 million. In Asia, sales more than doubled from € 0.9 million to € 1.9 million.

Overall, the service and spare parts business performed disappointingly in the first half of 2007. With a 4.7% increase to € 38.0 million (previous year: € 36.3 million), growth remained below expectations so that this segment contributes 19.5% of group sales (previous year: 20.8%). FuMA-Tech, which is active in the fuel cell field, experienced a decline in sales of around € 1.0 million. However, an order book level of € 1.4 million bodes well for the second half of the year.

At € 65.4 million, the order book level of the BWT Group as at June 30, 2007 remained at the same level as the previous year. Order book levels in France / Benelux are better; in the remaining segments, these levels have fallen below the previous year's level.

Earnings development:
EBIT € 20.7 million, +12.4% year-on-year

In the second quarter, earnings growth in the BWT Group accelerated. EBIT increased by 17.6% in the second quarter following a 6.3% increase in the first three months of the current financial year. This means that an accumulated EBIT of € 20.7 million (11.1% of sales) was achieved in the first half year. This represents a 12.4% increase on the previous year's value of € 18.4 million.

Segment results

All business segments contributed to this increase; EBIT broken down by segment is as follows:

Segment (in € 1000s)	1-6 / 2007	1-6 / 2006	+ / - %
Austria / Germany	7,194	6,948	+3.5%
France / Benelux	4,517	4,276	+5.6%
Scandinavia	2,678	2,551	+5.0%
Italy / Spain	2,769	2,679	+3.4%
Switzerland / Others	3,556	1,972	+80.3%
BWT Group	**20,714**	**18,426**	**+12.4%**

Segment (in € 1000s)	4-6 / 2007	4-6 / 2006	+ / - %
Austria / Germany	4,236	4,021	+5.3%
France / Benelux	2,932	1,901	+54.2%
Scandinavia	1,600	1,642	-2.6%
Italy / Spain	1,241	1,261	-1.6%
Switzerland / Others	1,748	1,173	+49.0%
BWT Group	**11,757**	**9,998**	**+17.6%**

As was the case in the first quarter, the Switzerland / Others segment continues to be the growth motor for the results of the BWT Group. With EBIT of € 3.6 million, the previous year's earnings were exceeded by more than 80% in the first half of the year. Despite an unfavorable CHF exchange rate, the Swiss BWT subsidiary Christ Aqua increased its EBIT by more than 30%; in Poland, the result quintupled. In Italy / Spain, a 3.4% increase in earnings was achieved. In Scandinavia, the head company HOH Denmark achieved a 13% increase in earnings; however, weaker results in Norway and Finland curb the segment earnings. Following a weak earnings performance in the first quarter, the France / Benelux segment has recovered lost ground. In particular, BWT France and Belgium performed satisfactorily in the second quarter and increased segment earnings year-on-year by 5.6% to € 4.5 million. An unfavorable product mix, the production start for Point-of-Use as well as a considerable increase in advertising expenditure resulted in a mere 3.5% increase in EBIT in the Austria / Germany segment, despite a 14% increase in sales.

Material expenses in the BWT Group increased from 38.1% to 41.0% of sales in the first half of the year due to inventory changes. This is due to the relatively high material tangents in the new business activities as well as an increase in the cost of raw materials.

Personnel expenses increased by 5.4% to € 57.9 million – this is a below-average increase in relation to sales. This was caused by expansion of the production and service capacities (particularly in Austria, France and Poland) and the usual wage increases. The workforce of the BWT Group totaled 2,255 people as at June 30, 2007 (December 31, 2006: 2,202 and June 30, 2006: 2,180).

Depreciation increased by 7.4% from € 3.9 million in the first half of 2006 to € 4.2 million. This increase is mainly due to the creation of new production facilities.

The successful recovery of an account receivable which had been written off years ago had a positive influence to the tune of € 0.8 million on other operating income in the first quarter. The figure of € 0.3 million (previous year: € 0.1 million) for capitalized own work concerns the Point-of-Use business.

Other operating expenses increased by 8.4% to € 35.7 million and amounted to 18.3% of sales (previous year: 18.9%). The main causes for this increase are factors such as freight charges, fleet and travel costs as well as temporary employees and marketing which are directly involved with the expansion in business activities.

The financial result benefits from higher income from participations, causing financial income to increase from € 1.1 million to € 1.3 million. The increased interest rate caused a slight year-on-year increase in interest expenses, despite lower net debt on average.

In the first half of the year, earnings before tax improved by 13.8% from € 18.3 million to € 20.9 million and therefore amounted to 10.7% of sales (previous year: 10.5%). Back payments of taxes for previous years led to an increase in the average consolidated tax rate from 27.7% to 29.0%. This means that the BWT Group increased its annual net profit year-on-year by 11.7% from € 13.3 million to € 14.8 million in the first six months.

The profit shares of minority shareholders fell from € +0.1 million to € -0.1 million. This means that consolidated earnings after minority interests increased by 13.5% from € 13.2 million to € 15.0 million, and amounted to 7.7% of sales. The number of shares issued remained unchanged in the first half of 2007, so that earnings per share came to € 0.84 after € 0.74 in the previous year.

Development of the asset and financial position

Cash flow from operating activities fell year-on-year from € +1.3 million to € -3.5 million in the period from January to June 2007. There was an increased demand for working capital, particularly in the production companies in Austria, Germany and France. This is due to stockbuilding as a precautionary measure in the light of rising raw material prices, the new Point-of-Use product range and increased activities in swimming pool water treatment.

Higher investments in tangible assets (€ 5.3 million after € 4.1 million the previous year) lead to cash flow from investment activities of € -5.9 million (after € -5.0 million). A € 0.8 million increase in dividend payments also contributed to a € 15.9 million increase in net debt as per June 2007 compared to the end of the previous year.

Despite this fact, gearing improved year-on-year from 35.5% to 34.5% as at June 30, 2007. However, it deteriorated drastically compared with the end of the previous year (22.6%).

Group equity totaled € 117.5 million at the end of the first half of 2007, which represents an equity ratio of 40.3% (previous year: 38.7%).

Risk situation

The most important potential threat to earnings for the BWT Group in the second half of 2007 comes from two sources: a continuing decline in gross margin due to the increase in the raw material and component purchase prices, and a possible delay in the continued creation of production facilities for Point-of-Use products.

It is also possible that purchases and/or the creation of new subsidiaries (whether they have already taken place or take place in the future) will be less successful and impact on the Group's earnings situation negatively.

Outlook

In addition to using the very good economic conditions in the core markets, BWT Management has set itself the goals of geographical expansion in the growth markets of Eastern Europe and Asia as well as the expansion of the product range, particularly in the Point-of-Use area.

In light of the positive result from the first half of the year as well as the favorable market conditions expected in the water treatment industry for the rest of the 2007 financial year, consolidated group sales are expect to increase to over € 390 million and group net profit to € 25 million.

Consolidated profit and loss account for the 1st half year

in € 1000s (unaudited)		1st half year 2007 Amount	1st half year 2006 Amount	2nd quarter 2007 Amount	2nd quarter 2006 Amount
SALES		195,180.9	174,223.9	105,972.1	91,580.8
Other operating income	(4)	3,031.6	2,199.7	1,391.5	1,362.0
Changes in inventory of finished and unfinished products		1,738.3	612.3	1,516.4	827.8
Other capitalised labour, overheads and material		294.5	71.2	19.5	34.6
Materials and purchased services		-81,738.6	-66,921.8	-47,701.2	-36,755.1
Personnel costs		-57,918.3	-54,927.0	-28,411.8	-27,805.9
Depreciation		-4,202.2	-3,911.3	-2,046.7	-2,076.8
Other operating expenses		-35,672.6	-32,920.8	-18,982.8	-17,169.6
RESULT FROM OPERATING ACTIVITIES		20,713.6	18,426.2	11,757.0	9,997.8
Financial income	(5)	1,323.9	1,065.0	999.1	801.6
Financial expenses	(5)	-1,168.7	-1,147.8	-673.3	-628.0
EARNINGS BEFORE TAX		20,868.8	18,343.4	12,082.8	10,171.4
Taxes on income	(6)	-6,056.2	-5,086.5	-3,585.8	-2,674.1
NET PROFIT FOR THE YEAR		14,812.6	13,256.9	8,497.0	7,497.3
of which to Shareholders of the parent company		14,950.1	13,170.3	8,566.3	7,427.0
of which to Minority shares		-137.5	86.6	-69.3	70.3
EARNINGS PER SHARE (in €): undiluted = diluted		0.84	0.74	0.48	0.42
Number of shares issued		17,833,500	17,833,500	17,833,500	17,833,500

Consolidated balance sheet

in € 1000s	As at 30. 06. 2007 unaudited	As at 31. 12. 2006 audited
ASSETS		
Goodwill	26,880.0	26,768.2
Other intangible assets	15,517.8	16,368.6
Tangible assets	55,030.6	53,402.9
Financial assets	7,548.9	6,827.8
Trade receivables	279.9	82.1
Receivables from companies with which a participation is held	129.6	133.6
Other receivables from third parties	366.7	311.5
Deferred tax claims	5,655.9	5,538.4
Long-term assets	111,409.4	109,433.1
Inventories	59,920.1	52,439.3
Trade receivables	83,767.8	66,424.7
Receivables from long-term orders	9,642.1	5,193.7
Receivables from companies with which a participation is held	1,091.7	1,048.4
Income tax reimbursement claims	1,986.3	2,119.6
Other receivables from third parties	6,635.8	5,565.7
Liquid funds	16,993.7	14,223.4
Current assets	180,037.5	147,014.8
TOTAL ASSETS	291,446.9	256,447.9

in € 1000s	As at 30. 06. 2007 unaudited	As at 31. 12. 2006 audited
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	83,367.5	74,659.1
Other reserves	-1,327.2	-1,083.0
	116,969.6	108,505.4
Minority interests	566.2	698.4
Equity	117,535.8	109,203.8
Provisions for social overhead capital	26,437.5	26,398.1
Deferred tax liabilities	4,554.7	4,335.0
Other provisions	1,772.7	1,729.4
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	13,138.5	6,717.3
Other liabilities	749.5	769.6
Long-term liabilities	63,652.9	56,949.4
Current tax liabilities	4,830.8	5,412.5
Other provisions	17,094.8	15,682.4
Interest-bearing financial liabilities	27,412.6	15,191.8
Trade payables	31,038.6	30,196.9
Liabilities to companies with which a participation is held	277.2	0.2
Other liabilities	29,604.2	23,810.9
Short-term liabilities	110,258.2	90,294.7
TOTAL LIABILITIES	291,446.9	256,447.9

Group cash flow

in € 1000s (unaudited)	1st half year 2007	1st half year 2006
Liquid funds as of 1 January	14,223.4	18,559.8
CASH-FLOW from result	19,059.3	17,283.1
Changes in working capital	-22,537.6	-16,003.4
CASH-FLOW from operating activities	3,478.3	-1,279.7
CASH FLOW from investment activities	-5,901.8	-4,979.1
CASH FLOW from financing activities	12,394.6	-1,876.5
Other (currency changes etc.)	-244.2	-318.1
Liquid funds as of 30 June	16,993.7	12,665.8

Changes in shareholders' equity

in € 1000s	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Equity
As of 31 December 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	14,950.1	0.0	14,950.1	-137.5	14,812.6
Currency translation	0.0	0.0	0.0	-244.2	-244.2	-5.3	-249.5
Result for the entire period	0.0	0.0	14,950.1	-244.2	14,705.9	-142.8	14,563.1
Dividend payment	0.0	0.0	-6,241.7	0.0	-6,241.7	0.0	-6,241.7
Change in minorities	0.0	0.0	0.0	0.0	0.0	10.6	10.6
As of 30 June 2007	17,833.5	17,095.8	83,367.5	-1,327.2	116,969.6	566.2	117,535.8

in € 1000s	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	13,170.3	0.0	13,170.3	86.6	13,256.9
Currency translation	0.0	0.0	0.0	-318.1	- 318.1	-15.7	-333.8
Result for the entire period	0.0	0.0	13,170.3	-318.1	12,852.2	70.9	12,923.1
Dividend payment	0.0	0.0	-5,350.1	0.0	-5,350.1	0.0	-5,350.1
Change in minorities	0.0	0.0	0.0	0.0	0.0	67.8	67.8
As of 30 June 2006	17,833.5	17,095.8	66,708.6	-1,379.0	100,258.9	724.2	100,983.1

Financial Calender 2007:

Extraordinary General Meeting	3. September 2007
Letter to Shareholders III/2007	16. November 2007

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-Mail: investor.relations@bwt.at

www.bwt-group.com

END